                                                                  EXHIBIT (c)(5)

                                                                  CONFORMED COPY

                              EMPLOYMENT AGREEMENT

                  EMPLOYMENT AGREEMENT, dated as of December 14, 1998, by and between C-ATS Software Inc., a Delaware corporation (the "Company"), and David Gilbert ("Executive").

                              W I T N E S S E T H:

                  WHEREAS, Executive is currently employed by the Company; and

                  WHEREAS, pursuant to the Merger Agreement, dated as of December 14, 1998, by and among Misys plc, a public limited liability company incorporated under the laws of England ("Misys"), Kirsty, Inc., a Delaware corporation and indirect wholly owned subsidiary of Misys, Moxie Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Kirsty, Inc., and the Company (the "Merger Agreement"), Moxie Acquisition Corp. will be merged with and into the Company with the Company as the surviving corporation (the "Merger"); and

                  WHEREAS, the Company desires to secure the continued services of Executive from and after the effective time of the Merger (the "Effective Time") and to enter into this agreement setting forth the terms and conditions of Executive's continued employment with the Company (the "Agreement"); and

                  WHEREAS, Executive desires to accept such continued employment on the terms and conditions set forth in this Agreement; and

                  WHEREAS, during the course of his employment with the Company, Executive has and will obtain confidential information concerning the business and operations of the Company and its subsidiaries that could be used to compete unfairly with the Company and/or its subsidiaries and could be of great value to its and their competitors.

                  NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Company and Executive hereby agree as follows:

                  1.  Employment.

                  a. Agreement to Continue Employment. Upon the terms and subject to the conditions of this Agreement, the Company hereby agrees to continue to employ Executive and Executive hereby accepts such continued employment with the Company.

                  b. Term of Employment. The Company shall employ Executive pursuant to the terms of this Agreement for the period commencing on the date that includes the Effective Time (the "Commencement Date") and ending on the third anniversary thereof (the "Initial Term"), subject to the early termination provisions of Paragraph 5(a). The term will be extended for successive periods of six months each, unless Executive or the Company provides a notice of non-renewal to the other party at least 30 days prior to the

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expiration of the Initial Term or any renewal term. The period during which
Executive is employed pursuant to this Agreement shall be referred to as the "Employment Period".

                  2.  Position and Duties.

                  During the Employment Period, Executive shall serve as President and Chief Executive Officer of the Company and in such position or positions with the Company and its subsidiaries as the Board of Directors of Misys (the "Misys Board") shall from time to time reasonably specify. During the Employment Period, Executive shall have the duties, responsibilities and obligations customarily assigned to individuals serving in the position or positions in which Executive serves hereunder. Executive shall devote his full business time to the services required of him hereunder except for vacation time and reasonable periods of absence due to sickness, personal injury or other disability, and shall use his best efforts, judgment, skill and energy to perform such services in a manner consonant with the duties of his positions and to improve and advance the business and interests of the Company and its subsidiaries. A description of Executive's duties and responsibilities is attached hereto as Exhibit A.

                  3.  Compensation.

                  a. Base Salary. During the Employment Period, the Company shall pay Executive a base salary at the annual rate of $250,000. The Board of Directors of the Company (the "Company Board") shall review Executive's base salary on each May 31 during the Employment Period, and may, subject to the approval of the Misys Board (which approval may be withheld in the discretion of the Misys Board), adjust such base salary upwards, but not downwards, in light of the base salaries then paid to other Executives of the Company and the performance of Executive. Executive's annual base salary payable hereunder is referred to herein as "Base Salary". The Company shall pay Executive his Base Salary in accordance with the Company's regular payroll practices as in effect from time to time.

                  b. Long Term Incentive Compensation Plan. Executive is hereby granted an Incentive Award with respect to the Incentive Pool of the Company's Long Term Incentive Plan (the "LTIP"), at a Participation Level of 31.25%. The terms of the LTIP, when finalized and adopted by the Company in consultation with Executive, will substantially reflect the terms summarized and attached hereto as Exhibit B.

                  4.  Benefits, Perquisites and Expenses.

                  a. Benefits. During the Employment Period, Executive shall participate in each pension and welfare benefit plan sponsored or maintained by the Company to the extent Executive is eligible to participate in any such plan under the generally applicable provisions thereof, including, without limitation, each pension, profit sharing, retirement, deferred compensation or savings, group life, medical, accident or disability insurance or similar plan or program of the Company. Nothing herein shall limit the right of the Company to amend or terminate any such plan in its discretion. Executive's years of service with the Company and, if applicable, Lor/Geske Bock Associates, Inc., prior to the Commencement Date shall be credited for purposes of determining Executive's eligibility and/or vesting under any Company benefit plan.


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                  b. Perquisites. During the Employment Period, Executive shall be entitled to sick leave and five weeks of paid vacation annually, subject in all respects to the generally applicable provisions of the Company's vacation and sick leave policies.

                  c. Business Expenses. During the Employment Period, the Company shall pay or reimburse Executive for all reasonable expenses incurred or paid by Executive in the performance of Executive's duties hereunder, upon presentation of expense statements or vouchers and such other information as the Company may require and in accordance with the generally applicable policies and procedures of the Company.

                  5.  Termination of Employment.

                  a. Early Termination of the Employment Period. Notwithstanding Paragraph 1(b), the Employment Period shall end upon the earliest to occur of
(i) the date of Executive's death, (ii) 30 days following delivery by the Company of written notice to Executive of a Termination due to Disability, (iii) immediately upon delivery by the Company of written notice to Executive of a Termination for Cause, (iv) three months following the date of delivery by the Company of written notice to Executive of a Termination Without Cause, provided that, subject to the continued payment to Executive of installments of his Base Salary for the period ending three months following the date the Company delivers such notice of termination to Executive, the Company may elect to direct Executive to refrain from reporting to employment as of any earlier date specified in such notice, (v) the date specified in any written notice delivered by Executive to the Company of a Termination for Good Reason, which date shall be at least 30 days after the delivery of such notice, or (vi) three months following the date of delivery by Executive of written notice to the Company of the Executive's resignation from employment, other than a Termination for Good Reason. The provisions of this Paragraph 5 shall not apply to any termination of employment occurring after the Initial Term.

                  b. Payments Upon Any Terminations. In the event of the termination of Executive's employment pursuant to Paragraph 5, the Company shall pay to Executive, within 30 days of the Termination Date, any Base Salary earned, but unpaid, for services rendered to the Company on or prior to such date (other than Base Salary deferred pursuant to Executive's election). In addition, Executive shall be entitled to receive all vested benefits accrued and payable to Executive under the terms of or in accordance with any plan, policy or program of the Company or its subsidiaries (other than any severance plan, policy or program) that are payable at or subsequent to the date of his termination without regard to the performance by Executive of further services or the resolution of a contingency. Such vested accrued benefits shall be payable in accordance with the terms of the plan, policy or program under which such benefits have accrued, except as otherwise expressly modified by this Agreement.

                  c.  Additional Benefits Payable Upon Certain Terminations.

                  (I)  Payments.

                  (A) In the event of a termination of Executive's employment pursuant to Paragraph 5(a) due to a Termination Without Cause or a Termination for Good Reason, (i) the Company shall continue to pay to Executive installments of his Base Salary (at the annual rate in


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                           effect immediately prior to the Termination Date), in
                           accordance with the Company's regular payroll practices as then in effect, and provide Executive with medical benefits during the six month period beginning on the Termination Date and (ii) with respect to the Incentive Compensation Award granted to Executive pursuant to Paragraph 3(b)(i), Executive shall be entitled to receive any amounts that become payable with respect to such Award in accordance with and subject to the terms and conditions of the Long Term Incentive Compensation Plan, it being understood that there shall be no duplication of payments under this Agreement and under such plan.

                  (B) In the event of the termination of Executive's employment pursuant to Paragraph 5(a) due to a Termination due to Disability or as a result of Executive's death, Executive shall be entitled to receive any amounts that become payable in accordance with and subject to the terms and conditions of the Long Term Incentive Compensation Plan with respect to the Incentive Compensation Award granted to Executive hereunder, it being understood that there shall be no duplication of payments under this Agreement and under such plan.

             (II) Limitations. Notwithstanding the provisions of Paragraph 5(c)(I), if Executive materially breaches any of the provisions of any of Paragraph 6, Executive shall forfeit all rights to receive, and the Company shall be relieved of all obligations to pay, any and all amounts then remaining to be paid to Executive pursuant to Paragraph 5(c)(I).

                  d. Definitions. For purposes of Paragraphs 5 and 6, the following capitalized terms have the following meanings:

                  "Termination Date" means the effective date of any early termination of the Employment Period pursuant to Paragraph 5(a), it being understood that in the event of a Termination Without Cause, the effective date of such termination shall be the three month anniversary of the date the Company delivers notice of such termination to Executive.

                  "Termination for Cause" means a termination of Executive's employment by the Company due to (a) Executive's conviction of a felony or the entering by Executive of a plea of nolo contendere to a felony,
         (b) Executive's gross negligence, dishonesty (other than of a de minimis nature), willful malfeasance or substantial misconduct in connection with his employment with the Company, (c) a substantial or continual refusal by Executive to perform the duties, responsibilities or obligations reasonably assigned to him by the Company or (d) a material breach by Executive of any covenant or obligation in any written agreement with the Company or any of its subsidiaries, including any breach of any of the provisions of Paragraph 6 hereof. Notwithstanding the foregoing, a termination shall not be treated as a Termination for Cause unless the Company shall have delivered a written notice to Executive stating that it intends to terminate his employment for Cause and specifying the factual basis for such termination, and the event or events


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         that form the basis for the notice, if capable of being cured, shall not have been cured within 10 days of the receipt of such notice.

                  "Termination due to Disability" means a termination of Executive's employment by the Company because Executive has been incapable of substantially fulfilling the positions, duties, responsibilities and obligations of his employment because of physical, mental or emotional incapacity resulting from injury, sickness or disease for a period of at least six months in any twelve month period. Any question as to the existence, extent or potentiality of Executive's disability upon which Executive and the Company cannot agree shall be determined by a qualified, independent physician selected by the Company and approved by Executive (which approval shall not be unreasonably withheld). The determination of any such physician shall be final and conclusive for all purposes of this Agreement. Executive or his legal representative or any adult member of his immediate family shall have the right to present to such physician such information and arguments as to Executive's disability as he, she or they deem appropriate, including the opinion of Executive's personal physician.

                  "Termination for Good Reason" a termination of Executive's employment by Executive within 30 days following (a) a material reduction in Executive's aggregate compensation, (b) a material breach by the Company of any covenant or obligation of the Company in any written agreement with Executive, in any such case, without Executive's written consent, (c) a material reduction in Executive's roles and responsibilities with the Company or (d) the relocation of Executive's principal place of business to a location more than 50 miles from Executive's current principal place of business. Notwithstanding the foregoing, a termination shall not be treated as a Termination for Good Reason unless the Executive shall have delivered a written notice to the Company stating that he intends to terminate his employment for Good Reason and specifying the factual basis for such termination, and the event or events that form the basis for the notice, if capable of being cured, shall not have been cured within 10 days of the receipt of such notice.


                  "Termination Without Cause" means any termination of Executive's employment by the Company other than (i) a termination as a result of Executive's death, (ii) a Termination due to Disability or
         (iii) a Termination for Cause.

                  e. Full Discharge of Party's Obligations. Prior to Executive's receipt of any amounts otherwise payable to Executive pursuant to Paragraph 5(c)(I)(A)(i) above, upon or following termination of his employment, and as a condition to Executive's right to receive such amounts, Executive shall deliver to the Company an acknowledgment that such amounts shall be in full and complete satisfaction of Executive's rights under this Agreement and any other claims he may have in respect of his employment by the Company or any of its subsidiaries. Such amounts shall constitute liquidated damages with respect to any and all such rights and claims and, upon Executive's receipt of such amounts, the Company and its subsidiaries and "Affiliates" shall be released and discharged from any and all liability to Executive in connection with this Agreement or otherwise in connection with Executive's employment with the Company or any of its subsidiaries. The acknowledgment shall constitute a general release of all claims against the Company and its subsidiaries and Affiliates. If Executive fails to deliver such


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acknowledgment within thirty days of the receipt by Executive of a request for such acknowledgment, Executive shall not be entitled to any payments pursuant to Paragraph 5(c)(I)(A)(i) above. For purposes of this Agreement, the term "Affiliate" means any entity that controls, is controlled by or is under common control with the Company.

                  6.  Noncompetition and Confidentiality.

                  a. Noncompetition. During (i) the Employment Period and (ii) the period ending six months following the Termination Date (the Employment Period, together with the period under clause (ii) collectively, the "Restriction Period"; provided however that, following the expiration of the Initial Term, the Restriction Period shall not include the period under clause
(ii) above), Executive shall not engage in Competitive Activity. "Competitive Activity" shall mean to be engaged in a business which at the time of Executive's termination of employment is competing with the Company or any of its subsidiaries and may reasonably be considered as being potentially harmful to the profitability of the Company or any of its subsidiaries. In case of doubt, Executive must, before engaging in the activity, seek written approval from the Misys Board, which shall decide, based on the facts, whether the activity is likely to be competitive and exercise discretion accordingly. Following any termination of employment occurring after the expiration of the Initial Term, the Company may elect to continue paying Executive's Base Salary, subject to Executive's continued compliance with this Paragraph 6(a) and Paragraph 6(f) below.

                  b. Confidentiality. Without the prior written consent of the Company Board, except to the extent required by an order of a court having competent jurisdiction or under subpoena from a government agency, during the Employment Period and the ten year period following any termination of Executive's employment with the Company, Executive shall not disclose any trade secrets, customer lists, drawings, designs, information regarding product development, marketing plans, sales plans, manufacturing plans, management organization information (including data and other information relating to members of the Misys Board or the Company Board and management), operating policies or manuals, business plans, financial records, packaging design or other financial, commercial, business or technical information relating to the Company or any of its subsidiaries or Affiliates or information designated as confidential or proprietary that the Company or any of its subsidiaries or Affiliates may receive belonging to suppliers, customers or others who do business with the Company or any of its subsidiaries or Affiliates (collectively, "Confidential Information") to any third person unless such Confidential Information has been previously disclosed to the public by the Company or is in the public domain (other than by reason of Executive's breach of this Section 6(b)) or unless the disclosure of such confidential information would not reasonably be likely to have a material adverse effect on the market value, business, operations, results of operations, assets, financial conditions or prospects of the Company or any of its subsidiaries.

                  c. Ownership of Intellectual Property Rights. Executive acknowledges that all of Executive's work on and contributions to the business of the Company and/or any of its subsidiaries or Affiliates, including, without limitation, any and all ideas, processes, methods, systems, programs, programming aids, manufacturing techniques, software, flowcharts, developments, inventions, enhancements, modifications and improvements which contribute to the business of the Company and/or any of its subsidiaries, whether patented, patentable or unpatentable, created by Executive during his employment by the


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Company (collectively, the "Works") are within the scope of Executive's employment with the Company, are a part of the services, duties and responsibilities of Executive for the Company, are a result of the efforts of the Company and is the property of the Company and not of Executive. All of Executive's work on and contributions to the Works shall be rendered and made by Executive for, at the instigation of, and under the overall direction of the Company, and all of Executive's said work and contributions, as well as the Works, are and at all times shall be regarded as "work made for hire" as that term is used in the United States Copyright Laws. Without curtailing or limiting these acknowledgments, Executive hereby assigns, grants and delivers exclusively to the Company all rights, titles and interests in and to any such Works, and all copies and versions, including all copyrights and renewals. At any time upon reasonable request by the Company, Executive will execute and deliver to the Company, or its successors and assigns, such other and further assignments, instruments and documents as the Company (or such successors or assigns) from time to time reasonably may request for the purpose of establishing, registering, evidencing, and enforcing or defending its complete, exclusive, perpetual and worldwide ownership of all rights, titles, interests and copyrights, in and to the Works, and Executive hereby constitutes and appoints the Company as his agent and attorney-in-fact, with full power of substitution, to execute and deliver such assignments, instruments or documents as Executive may fail or refuse to execute and deliver, within five business days of Executive's receiving written request from the Company to execute said assignment, instrument or document, this power and agency being coupled with an interest and being irrevocable. Executive shall from time to time as the Company may reasonably request communicate and make known to the Company all knowledge possessed by him relating to the Works; provided, however, that nothing herein shall be construed as requiring any such communication where the Work is lawfully protected from disclosure as the trade secret of a third party. Every Work shall be and remain the exclusive property of the Company, it being the intention of the parties that the Company shall have sole and exclusive ownership rights in and to the Works.

                  Executive shall keep such records in connection with his employment as the Company may from time to time reasonably direct, and all such records shall be the sole and exclusive property of the Company. At any time and from time to time, promptly after the Company's request, Executive shall surrender to the Company any and all documents, memoranda, computer programs, codes, disks, diskettes, magnetic tapes, books, papers, letters, price lists, notebooks, reports, logbooks, sales records, customer lists, activity reports, video or audio recordings, and any and all copies thereof, relating to the business of the Company or any of its subsidiaries, any Confidential Information and all Works.

                  d. Company Property. Promptly following Executive's termination of employment with the Company, Executive shall return to the Company all property of the Company or any of its subsidiaries or Affiliates, and all copies thereof, in whatever medium, in Executive's possession or under his control.

                  e. Non-Solicitation of Employees. During the Employment Period and for 12 months thereafter, except in connection with the performance of Executive's duties hereunder during the Employment Period, Executive shall not, and shall not encourage or assist any other person, firm, corporation or other entity to, induce any employee of the Company or any of its subsidiaries or Affiliates to terminate employment with such entity, and shall not directly or indirectly, either individually or as owner, agent, employee,


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consultant or otherwise, employ or offer employment to any person who is or was employed by the Company or any of its subsidiaries or Affiliates unless such person shall have ceased to be employed by such entity for a period of at least 6 months.

                  f. Non-Solicitation of Customers. During the Restriction Period, Executive shall not, and shall not encourage or assist any other person, firm, corporation or other entity to, solicit or otherwise attempt to establish for himself or any other person, firm or entity any business of a nature that is competitive with the business or relationship of the Company or any of its subsidiaries with any person, firm or corporation which during the twelve-month period preceding the prohibited activity was a customer, client or distributor of the Company or any of its subsidiaries, other than any such solicitation on behalf of the Company during Executive's employment hereunder during the Employment Period.

                  g. Injunctive Relief with Respect to Covenants. Executive acknowledges and agrees that the covenants and obligations of Executive with respect to noncompetition, "works made for hire," nonsolicitation, confidentiality and Company property relate to special, unique and extraordinary matters and that a violation or threatened violation of any of the terms of such covenants or obligations will cause the Company and its subsidiaries and Affiliates irreparable injury for which adequate remedies are not available at law. Therefore, Executive agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) restraining Executive from committing or threatening to commit any violation of the covenants and obligations contained in this Paragraph 6. These injunctive remedies are cumulative and are in addition to any other rights and remedies the Company may have at law or in equity or pursuant to this Agreement.

                  7.  Miscellaneous.

                  a. Survival. Paragraphs 5 (relating to early termination), 6 (relating to noncompetition, "works made for hire," nonsolicitation and confidentiality) and 7 (relating to miscellaneous provisions) shall survive the termination hereof, whether such termination shall be by expiration of the Employment Period or an early termination pursuant to Paragraph 5 hereof.

                  b. Binding Effect. This Agreement shall be binding on, and shall inure to the benefit of, the Company and any person or entity that succeeds to the interest of the Company (regardless of whether such succession does or does not occur by operation of law) by reason of the sale of all or a portion of the Company's stock, a merger, consolidation or reorganization involving the Company or, unless the Company otherwise elects in writing, a sale of the assets of the business of the Company (or portion thereof) in which Executive performs a majority of his services. This Agreement shall also inure to the benefit of Executive's heirs, executors, administrators and legal representatives.

                  c. Assignment. Except as provided under Paragraph 7(b), neither this Agreement nor any of the rights or obligations hereunder shall be assigned or delegated by any party hereto without the prior written consent of the other party.

                  d. Entire Agreement. This Agreement (together with Exhibit A hereto) constitutes the entire agreement between the parties hereto with respect to the matters


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referred to herein. No other agreement relating to the terms of Executive's employment by the Company, oral or otherwise, shall be binding between the parties unless it is in writing and signed by the party against whom enforcement is sought. There are no promises, representations, inducements or statements between the parties related to the subject matter hereof (or in any Exhibit hereto) or otherwise relating to Executive's employment other than those that are expressly contained herein. Executive acknowledges that he is entering into this Agreement of his own free will and accord, and with no duress, that he has been represented and fully advised by competent counsel in entering into this Agreement, that he has read this Agreement and that he understands it and its legal consequences. This Agreement supersedes all prior agreements between the Company and Executive.

                  e. Severability; Reformation. In the event that one or more of the provisions of this Agreement shall become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. In the event any subparagraph of Paragraph 6 is not enforceable in accordance with its terms, Executive and the Company agree that such subparagraph shall be reformed to make such subparagraph enforceable in a manner which provides the Company the maximum rights permitted at law.

                  f. Waiver. Waiver by any party hereto of any breach or default by the other party of any of the terms of this Agreement shall not operate as a waiver of any other breach or default, whether similar to or different from the breach or default waived. No waiver of any provision of this Agreement shall be implied from any course of dealing between the parties hereto or from any failure by either party hereto to assert its or his rights hereunder on any occasion or series of occasions.

                  g. Notices. Any notice required or desired to be delivered under this Agreement shall be in writing and shall be delivered personally, by courier service, by registered mail, return receipt requested, or by telecopy and shall be effective upon actual receipt by the party to which such notice shall be directed, and shall be addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):


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                  If to the Company:

                           1870 Embarcadero Road
                           Palo Alto, CA 94303
                           Attention:  Chairman of the Board

                  with a copy to:

                           Kirsty, Inc.
                           45 Broadway, 2nd Floor
                           New York, New York  10006
                           Attention:  John Colwell

                           and

                           Misys plc
                           Burleigh House
                           Salford Priors
                           Evesham
                           WORCS, WR115SH
                           England
                           Attention:  Company Secretary

                  If to Executive, to him at the address set forth on the signature page hereof.

                  h. Amendments. This Agreement may not be altered, modified or amended without the consent of the Purchasers and except by a written instrument signed by each of the parties hereto.

                  i. Headings. Headings to paragraphs in this Agreement are for the convenience of the parties only and are not intended to be part of or to affect the meaning or interpretation hereof.

                  j. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

                  k. Withholding. Any payments provided for herein shall be reduced by any amounts required to be withheld by the Company from time to time under applicable Federal, State or local income or employment tax laws or similar statutes or other provisions of law then in effect. All determinations of the amount required to be withheld by the Company hereunder shall be determined by the Company.

                  l. Governing Law. This Agreement shall be governed by the laws of the State of California, without reference to principles of conflicts or choice of law under which the law of any other jurisdiction would apply.


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                  IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and Executive has hereunto set his hand as of the day and year first above written.

                                   C-ATS Software Inc.


                                   By:       /s/ Rod A. Beckstrom
                                            Rod A.  Beckstrom
                                            Chairman



                                   EXECUTIVE:


                                     /s/ David Gilbert
                                   David Gilbert

                                   Address:

                                   3 Wilmington Acres Court
                                   Emerald Hills, CA 94602


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                                                                       EXHIBIT A


PRESIDENT/CHIEF EXECUTIVE OFFICER

SUMMARY: Manages and directs the organization toward its primary objectives, based on profit and return on capital, in accordance with the prevailing business plans as approved by the Misys Board, performing the following duties personally or through subordinate managers. Member of the MKI Risk Board of Directors. Plans, coordinates, and controls the daily operation of the organization through the organization's managers and consistent with the overall framework of internal controls.

Establishes current and long range goals, objectives, plans and policies, subject to approval by the Board of Directors.

Dispenses advice, guidance, direction, and authorization to carry out major plans, standards and procedures, consistent with established policies and Board approval.

Creates the structure and processes necessary to manage the organization's current activities and its projected growth.

Directs other executives to ensure that operations, responsibilities, authorities, and accountability are being executed in accordance with the organization's policies.

Oversees the adequacy and soundness of the organization's financial structure.

Reviews operating results of the organization, compares them to established objectives, and takes steps to ensure that appropriate measures are taken to correct unsatisfactory results.

Establishes and maintains an effective system of communications throughout the organization.

Ensures that all organization activities and operations are carried out in compliance with local, state, and federal regulations and laws governing business operations.

Represents the organization with major customers, the financial community, and the public.

MANAGEMENT

Performs function in a manner that complies with company's commercial and operating standards and upholds company values.

Ensures staffing levels and skills meet current and future business needs by recruiting, developing and retaining superior talent.

Analyzes and controls expenditures of division to conform to budgetary requirements.

Oversees the infrastructure to support responsibilities.

Directs the liaison between all other functional areas.

Represents company in activities of professional organizations serving as a product champion and industry leader.

                                                                       EXHIBIT B


              C*ATS - Long Term Incentive Plan ("LTIP") Term Sheet

Preamble                -  The LTIP will be based on the profitability of the
                           new entity, MKI Risk, to be created from the combination of C*ATS and MKI's Global Manager/Risk
                           Vision operation.

                        - It is structured in the form of a deferred compensation plan in which awards earned can increase in value by reference to any rise in the Misys share price, all within a favorable tax environment.

                        - The shaded line on the attached LTIP Award Chart represents the expected level of Profits (as defined below) during the three year Term of the Plan. It follows that the anticipated pay-out from the plan is $8 million but could be as much as $20 million (both amounts struck before assuming credit from any investment return).

                        - The LTIP Awards are separate from and in addition to normal annual bonuses.

                        - The Plan is based on the Misys financial year ending May 31. This will also reflect the time of salary reviews which, save in exceptional circumstances, will thereafter take place annually.

Eligible Participants   Messrs. Beckstrom and Gilbert will participate in the
                        Pool and will select other key employees of C*ATS, with the consent of Misys, who will also participate in the Pool.

Term The amounts payable to the Pool under the LTIP will be determined over the three year period commencing June 1, 1999 and ending May 31, 2002. Each June 1 through May 31 during such period constitutes one of three "Plan Years". Actual payment of a Participant's Award, however, may be deferred until October 31, 2004.

Awards Participants will be granted an "Award" with respect to the Pool. The Award will set forth the Participant's allocable percentage ("Participation Level") of the vested portion of the Pool.

Calculation of          LTIP accruals will be determined based on the cumulative
Maximum LTIP Pool       pre-tax "Profits" (as defined below) of the GMRV / C*ATS
Accruals                business ("MKI Risk") for the relevant Plan Years. The
                        attached chart illustrates the different levels of pay-out dependent on varying performance achievements.

                        - Following Plan Year 1, provided that Profits equal or exceed $3,674,000 during Year 1, $1.6 million will be credited to the Pool. No amount will be credited to the Pool if Year 1 Profits fall below $3,674,000.

                        - Following Plan Years 2 and 3, the total amounts credited to the LTIP Pool (inclusive of any prior year's credit) will be the amounts set forth on the attached chart under the "Maximum Payout" column, opposite where the Cumulative Profits for such year falls (to be pro rated on a linear basis in the case of actual Cumulative Profits between such targets).

Vested Portion of       - Following Year 1, 20% of the amount (if any) credited
LTIP Pools              to the Pool (i.e., 20% of the Maximum Payout at 30%
                        Profits CAGR) will become vested.

                        - Following Year 2, the aggregate vested portion of the Pool (inclusive of the amount vested after Year 1) will equal the greater of (i) the amount vested after Year 1 or (ii) 40% of the amount under the "Maximum Payout" column, opposite where the Cumulative Profits for Year 2 falls (to be appropriately pro rated in the case of actual Cumulative Profits between the stated CAGR targets).

                        - Following Year 3, the aggregate vested portion of the Pool (inclusive of the amount vested after Year 2) will equal the greater of (i) the amount vested after Year 2 or (ii) 100% of the amount under the "Maximum Payout" column, opposite where the Cumulative Profits for Year 3 falls (to be pro rated on a linear basis in the case of actual Cumulative Profits between the stated CAGR targets).

                        - The vested portions of the Pool will be nonforfeitable.

Calculation of Profit   Profit (i.e., EBIT) shall be calculated (in $U.S.) based
                        on Misys GAAP as soon as is reasonably practicable following receipt by the C*ATS Board of the audited financial statements for the applicable period. LTIP
                        Accruals will not be charged to Profits.

LTIP Payout             - A Participant may cash out his or her LTIP Award at
                        any time, based on the vested portion of the Pool at such time. However, by cashing out the LTIP Award, he/she will forfeit all rights to any subsequent LTIP accruals. A participant who cashes in his or her LTIP accrual will also forfeit the SAR feature described below.

                        - Generally, a Participant may not cash out a fractional portion of his or her Award. However, such fractional distributions may be permitted (at the sole discretion of the C*ATS Board) in the case of a Participant's demonstrated hardship and in such circumstances subsequent LTIP accruals will not be forfeited.

                        - All LTIP Payouts will include 5% simple interest from June 1, 1999 through the applicable payment date. Within 14 days following the determination of the final vested portion of the LTIP Pool after Year 3, all accrued interest will be paid out in cash. Thereafter, interest on LTIP Awards will continue to be paid on each November 30 and May 31 so long as the Participant continues to hold his Award.

                        - If not previously paid out (either directly, or upon exercise of the SAR described below), all LTIP Awards (including any unpaid interest) will be paid on October 31, 2004.

Option following Year   Commencing on June 1, 2003 as to 50% of a Participant's
Four to Redeem LTIP     LTIP Award, and June 1, 2004 as to the remaining 50%, a
Accruals based on the   Participant will have the right to redeem his or her
Appreciation of Misys   LTIP Award (excluding any simple interest that may have
shares (the "SAR")      accrued thereon) for a cash payment based on a portion
                        of the appreciation of Misys Ordinary Shares since the closing date of the Tender Offer (the "SAR"). The base price for the SAR will equal 125% of the closing price of a Misys Ordinary Share as of the closing date of the Tender Offer, expressed in Pounds Sterling (the "Base
                        Price"). Upon exercise of the SAR, a Participant will receive a cash payment equal to the product of (A) the quotient of (x) the dollar value (absent the SAR) of the portion of the LTIP Award being so redeemed and (y) the Base Price, and (B) the closing price (in Pounds
                        Sterling) of a Misys Ordinary Share as of the exercise date. With respect to each Participant, the SAR will terminate on the earlier of October 31, 2004 or the date on which the participant terminates employment (other than due to a termination "without cause" by the Company or a termination for "good reason" by the participant).

Effect of Termination   - Voluntary Termination (other than for Good Reason) and
of Employment           Termination for Cause: Participants will be paid out
                        their vested LTIP Awards (including interest), based on the amounts vested as of the end of the most recently completed LTIP Year.

                        - All Other Terminations (i.e., Death, Disability, Retirement, Termination without Cause; Termination with Good Reason): Participants will be credited with the pro rata portion of the LTIP accrual they would have received for the year in which termination occurs (based on months employed), in addition to their vested Award from any completed LTIP Year. In the case of a termination for Good Reason or without Cause, payment will not be accelerated unless the participant so elects, and participants will be permitted to continue to defer receipt of payment and will continue to be eligible for the SAR.

Basic Features:         - Payments under the LTIP will be in addition to the
                        Company's regular annual bonus.

                        - The terms of the LTIP may be modified with the consent of the Misys Board if advantageous tax results may be achieved without changing the material provisions of the LTIP.

Beckstrom Provisions    - If Beckstrom remains employed through the end of Year
                        1 (May 31, 2000), any subsequent termination by him
                        (other than for "Cause") will be deemed to be for "Good
                        Reason".

                        - If Beckstrom quits after Year 1, but before the end of Year 2, he shall be deemed to have continued in employment through the end of Year 2, except that his Award shall only relate to 20% of the amount credited to the Pool after Year 2 (rather than 40%).

Beckstrom and Gilbert   - During the 3 year performance period, neither
bonuses and initial     Beckstrom nor Gilbert will receive a separate annual
salaries                bonus.

                        - The starting salaries for both Beckstrom and Gilbert will be set at $250,000 to continue until May 31, 2000.

EXAMPLES


1. A Participant remains employed through Year 3. The cumulative Profit through Year 3 is $35,821,500. The total Pool accrual would be $8,000,000, of which 100% is vested. The Participant's Award is equal to his applicable percentage times the vested amount in the Pool.

2. Same case, except the cumulative Profit is $40,000,000. Since the results fall between the "targets" of $35,821,500 and $42,765,360, the pool accrual would be similarly pro rated between the $8,000,000 and $12,800,000 Maximum Payouts (i.e., $10,888,422). [8,000,000 +
      (40,000,000-35,821,500)/(42,765,360-35,821,500) X (12,800,000-8,000,000)
      = 10,888,422.]

3. A Participant quits after Year 2 (but before the end of Year 3). The vested percentage of the Pool is 40%. The cumulative Profits through Year 2 are $12,869,000. At that same level of performance through Year 3, the LTIP pool accrual would have been $8,000,000. The participant would receive his applicable percentage of $3,200,000 (40% of $8 million).

4. A Participant remains employed through Year 3. The cumulative Profits through Year 2 were $16 million and the cumulative Profits through Year 3 were $24 million. Since the vested percentage in the Pool after Year 2 (40% x $19,200,000) exceeds the amount which would be vested after Year 3 (100% x $3,200,000), no additional amount has vested in Year 3. Accordingly, the vested portion of the Pool after Year 3 remains $7.68 million. The Participant is entitled to his allocable percentage of that amount.

5. David Gilbert quits after Year 2 (but before the end of Year 3). Year 1 Profits were $4 million and the cumulative Profits through Year 2 were $5 million. Since no amount was credited to the Pool with respect to Year 2, the vested portion of the Pool remains $320,000 (the amount which was vested after Year 1 (20% X $1,600,000)). David is entitled to his applicable percentage of the Pool -- i.e., $100,000 (31.25% of $320,000).

6. Same as #5, except Rod Beckstrom is the Participant. Since the termination is deemed to be for Good Reason, Rod will also be entitled to a pro-rata portion of the Year 3 LTIP accrual (if any), based on the number of months he was employed during Year 3 prior to termination.

              MOXIE - LONG TERM INCENTIVE PLAN ("LTIP") AWARD CHART

                       Year 1                         Year 2                               Year 3
                  -----------------      --------------------------------     --------------------------------
CAGR              Annual/Cumulative          Annual          Cumulative           Annual          Cumulative       MAXIMUM PAYOUT
                  -----------------      --------------    --------------     --------------    --------------     --------------
Less than 30%       $          --        $           --    $           --     $           --    $           --     $           --
 30%                $3,674,000.00        $ 4,776,200.00    $ 8,450,200.00     $ 6,209,060.00    $14,659,260.00     $ 1,600,000.00
 60%                $3,674,000.00        $ 5,878,400.00    $ 9,552,400.00     $ 9,405,440.00    $18,957,840.00     $ 2,400,000.00
 90%                $3,674,000.00        $ 6,980,600.00    $10,654,600.00     $13,263,140.00    $23,917,740.00     $ 3,200,000.00
120%                $3,674,000.00        $ 8,082,800.00    $11,756,800.00     $17,782,160.00    $29,538,960.00     $ 4,800,000.00
150%                $3,674,000.00        $ 9,185,000.00    $12,859,000.00     $22,962,500.00    $35,821,500.00     $ 8,000,000.00
180%                $3,674,000.00        $10,287,200.00    $13,961,200.00     $28,804,160.00    $42,765,360.00     $12,800,000.00
210% or more        $3,674,000.00        $11,389,400.00    $15,063,400.00     $35,307,140.00    $50,370,540.00     $19,200,000.00

*** NOTE: ALL DOLLAR FIGURES LISTED ABOVE AS PROFITS TARGETS (AND REFERENCED IN THE LTIP TERM SHEET) ARE FOR ILLUSTRATION PURPOSES ONLY SINCE THEY WERE CALCULATED BASED ON CALENDER YEAR ASSUMPTIONS. THE ACTUAL PROFITS TARGETS FOR PURPOSES OF THE LTIP WILL BE ADJUSTED TO REFLECT A MAY 31 FISCAL YEAR.